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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------


                                 FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1

                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934
                                       and
                                  Statement on
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             -----------------------

                          THE MULTICARE COMPANIES, INC.
                            (Name of Subject Company)

                       GENESIS ELDERCARE ACQUISITION CORP.
                           AND GENESIS ELDERCARE CORP.
                                    (Bidder)

                             -----------------------

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   62543 V1 0
                      (CUSIP Number of Class of Securities)

                                Michael R. Walker
                             Genesis ElderCare Corp.
                              148 West State Street
                            Kennett Square, PA 19348
                            Telephone: (610) 444-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                             -----------------------

                                      Copies to:

 William E. Curbow, Esq.          Richard J. McMahon, Esq.               Paul J. Shim, Esq.
Simpson Thacher & Bartlett     Blank Rome Comisky & McCauley     Cleary, Gottlieb, Steen & Hamilton
   425 Lexington Avenue         1200 Four Penn Center Plaza               One Liberty Plaza
 New York, New York 10017     Philadelphia, Pennsylvania 19103        New York, New York 10006
 Telephone: (212) 455-2000        Telephone: (215) 569-5500           Telephone: (212) 225-2000

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

        CUSIP NO. 62543 VI 0

        NAMES OF REPORTING PERSONS:
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

        GENESIS ELDERCARE CORP.


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  { }
        (b)  {X}


3       SEC USE ONLY

4       SOURCE OF FUNDS

        AF and BK

5 CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

5       CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware


6       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        32,904,492

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
        { }

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        100.0% (based on 32,904,492 shares outstanding)


(10)    TYPE OF REPORTING PERSON

        HC

        CUSIP NO. 62543 VI 0

        NAMES OF REPORTING PERSONS:
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

        GENESIS ELDERCARE ACQUISITION CORP.


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  { }
        (b)  {X}


3       SEC USE ONLY

4       SOURCE OF FUNDS

        AF and BK

5 CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

5       CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware


6       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        32,904,492

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
        { }

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        100.0% (based on 32,904,492 shares outstanding)


(10)    TYPE OF REPORTING PERSON

        CO

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

      This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D filed on June 20, 1997 and amended and supplemented on July 17, 1997, August 14, 1997, September 11, 1997, September 29, 1997, October 8, 1997 and October 10, 1997 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer by Genesis ElderCare Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Genesis ElderCare Corp., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $.0l per share (the "Shares"), of The Multicare Companies, Inc., a Delaware corporation ("Multicare"), at a purchase price of S28.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").


Item 6. Interest in Securities of the Subject Company

      Item 6(a) of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

      On October 10, 1997, Multicare was merged with and into the Purchaser. As a result, Multicare has become a wholly owned subsidiary of the Parent. Attached hereto as Exhibit (a) (18) is a press release issued by the Parent on October 10, 1997 describing the merger.

Item 11. Material to be Filed as Exhibits

(a) (18)   Press release issued by the Parent on October 10, 1997.

(b) (4) Indenture, dated as of August 11, 1997, among Genesis ElderCare Acquisition Corp., as Issuer, PNC Bank, National Association, as Trustee and Banque Internationale a Luxembourg S.A., as Paying Agent, relating to the 9% Senior Subordinated Notes of the Issuer.

(b) (5) Credit Agreement, dated as of October 9, 1997, by and among The Multicare Companies, Inc. and its direct and indirect subsidiaries, as borrowers, the financial institutions identified therein, as lenders, Mellon Bank, N.A., as issuer of letters of credit, Mellon Bank, N.A., as administrative agent, Citicorp USA, Inc., as syndication agent, Nationsbank, N.A., as syndication agent, and First Union National Bank, as documentation agent.

(b) (6) Credit Agreement, dated as of October 9, 1997, by and among, Genesis ElderCare Acquisition Corp., as borrower, the financial institutions identified therein, as lenders, Mellon Bank, N.A., as administrative agent and the other agents identified therein.

(b) (7)    Third Amended and Restated Credit Agreement, dated as of October
           9, 1997, by and among Genesis Health Ventures, Inc. and certain of its subsidiaries, as borrowers, the financial institutions identified therein, as lenders, Mellon Bank, N.A., as issuer of letters of credit, Mellon Bank, N.A., as administrative agent, Citicorp USA, Inc., as syndication agent, First Union National Bank, as documentation agent, Nationsbank, N.A., as syndication agent and the other agents identified therein.

(b) (8) Credit Agreement dated as of October 9, 1997, by and among The Multicare Companies, Inc. and certain of its subsidiaries, as borrowers, the financial institutions identified therein, as lenders, Mellon Bank, N.A., as issuer of letters of credit, Mellon Bank, N.A., as administrative agent, Citicorp USA, Inc., as syndication agent, First Union National Bank, as documentation agent Nationsbank, N.A., as syndication agent, and the other agents identified therein.

(c) (8) Put/Call Agreement among The Cypress Group L.L.C., TPG Partners II, L.P., Nazem, Inc. and Genesis Health Ventures, Inc. dated October 9, 1997.

(c) (9) Stockholders Agreement, dated as of October 9, 1997, by and among Genesis ElderCare Corp., The Cypress Group L.L.C., TPG Partners II, L.P., Genesis Health Ventures, Inc. and Nazem, Inc.

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

                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




                                     GENESIS ELDERCARE CORP.


                                     By:      /s/ James L. Singleton
                                              -----------------------------
                                     Name:    James L. Singleton
                                              -----------------------------
                                     Title:   Vice President
                                              -----------------------------




                                     GENESIS ELDERCARE ACQUISITION CORP.


                                     By:      /s/ James L. Singleton
                                              -----------------------------
                                     Name:    James L. Singleton
                                              -----------------------------
                                     Title:   Vice President
                                              -----------------------------

Date: October 24, 1997


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